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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

CIDCO INCORPORATED
(Name of Subject Company)

CIDCO INCORPORATED
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

171768104
(CUSIP Number of Class of Securities)

Samuel R. DeSimone
EarthLink, Inc.
1375 Peachtree Street, 7 North
Atlanta, GA 30309
(404) 815-0770
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel O. Kennedy, Esq.
Hunton & Williams
600 Peachtree Street, N.E., Suite 4100
Atlanta, GA 30308-2216
(404) 888-4000

/ /  Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 3 (the "Amendment") amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on October 31, 2001, as amended on October 31, 2001 and November 15, 2001 (the "Schedule 14D-9"), by Cidco Incorporated, a Delaware corporation ("Cidco" or the "Company"), relating to the tender offer by EarthLink Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of EarthLink, Inc., a Delaware corporation ("EarthLink"), to purchase all of the issued and outstanding shares of Cidco common stock, par value $0.01 per share (the "Shares"), at a purchase price of $0.36 per Share, net to the seller in cash, less any withholding taxes, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 31, 2001 and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 8. Additional Information.

    The information set forth under the caption "Item 8. Additional Information" in the Schedule 14D-9 is amended and supplemented as follows:

    The information set forth in the joint press release issued by EarthLink and Cidco on December 3, 2001, filed as an Exhibit to this Schedule 14D-9 (see Item 9), is incorporated herein by reference.

Item 9. Exhibits.

    Item 9 is hereby amended and supplemented by the addition of the following exhibit:

    (a)(8)  Press Release issued jointly by EarthLink and Cidco on December 3, 2001.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIDCO INCORPORATED
By:
/s/ RICHARD D. KENT Richard D. Kent Chief Financial Officer, Chief Operations Officer, Chief Accounting Officer and Corporate Secretary
Dated: December 4, 2001

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  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE